HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                             March 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
HealthStar Corp.:

We have audited the accompanying consolidated balance sheet of HealthStar Corp. and subsidiaries as of March 31, 1999 and the related consolidated statements of operations and retained earnings, and cash flows for the years ended March 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealthStar Corp. and subsidiaries at March 31, 1999, and the results of their operations and their cash flows for the years ended March 31, 1999 and 1998 in conformity with generally accepted accounting principles.




                                        /s/ KPMG LLP




Phoenix, Arizona
May 28, 1999

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheet

                                 March 31, 1999



                                     ASSETS

Current assets:
     Cash and cash equivalents                                       $    71,936
     Trade accounts receivable, less allowance for doubtful
        accounts of $317,580                                           1,994,851
     Other current assets                                                420,154
                                                                     -----------
                 Total current assets                                  2,486,941

Property and equipment, net                                            2,471,686
Intangibles, net of accumulated amortization of $610,784               8,569,423
Other assets, at cost                                                    240,548
                                                                     -----------
                 Total assets                                        $13,768,598
                                                                     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                $   882,911
     Accrued expenses                                                  1,589,035
     Current portion of long-term debt                                 2,925,000
                                                                     -----------
                 Total current liabilities                             5,396,946
                                                                     -----------

Shareholders' equity:
     Common stock, $.001 par value, 15,000,000 shares
        authorized, 3,819,872 shares issued and outstanding                3,820
     Additional paid-in capital                                        8,151,129
     Retained earnings                                                   216,703
                                                                     -----------
                 Total shareholders' equity                            8,371,652

Commitments and contingencies
                                                                     -----------
                 Total liabilities and shareholders' equity          $13,768,598
                                                                     ===========

See accompanying notes to consolidated financial statements.

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

           Consolidated Statements of Operations and Retained Earnings

                       Years ended March 31, 1999 and 1998



                                                        1999            1998
                                                    ------------    ------------
Revenues:
     Capitated fees                                 $  9,481,392       3,536,008
     Repricing fees                                    6,893,519       3,957,456
     Other fees                                          540,381         360,532
                                                    ------------    ------------
                                                      16,915,292       7,853,996
                                                    ------------    ------------
Operating expenses:
     Cost of services                                  2,434,238       1,466,387
     Salaries and wages                                8,202,561       3,237,534
     General and administrative                        4,937,387       2,041,365
     Depreciation and amortization                     1,214,204         391,980
     Interest expense                                    397,165         228,320
                                                    ------------    ------------
                                                      17,185,555       7,365,586
                                                    ------------    ------------

Earnings (loss) before income taxes                     (270,263)        488,410

Income tax expense (benefit)                             (94,593)        184,305
                                                    ------------    ------------
                  Net earnings (loss)                   (175,670)        304,105

Retained earnings at beginning of year                   392,373          88,268
                                                    ------------    ------------
Retained earnings at end of year                    $    216,703         392,373
                                                    ============    ============
Earnings (loss) per share - Basic and Diluted       $      (0.05)            .11
                                                    ============    ============
Weighted average shares outstanding -
  Basic and Diluted                                    3,216,676       2,793,750
                                                    ============    ============

See accompanying notes to consolidated financial statements.

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                       Years ended March 31, 1999 and 1998


                                                                            1999             1998
                                                                         -----------      -----------
Operating activities:
     Net earnings (loss)                                                 $  (175,670)         304,105
     Adjustments to reconcile net earnings (loss) to net cash
        provided by (used in) operating activities:
        Depreciation and amortization                                      1,214,204          391,980
        Bad debt expense                                                     638,184           80,062
        Gain related to stock transactions                                   (70,981)              --
        Loss on sale of fixed assets                                              --            5,658
        Increase (decrease) in cash resulting from changes in
           operating assets and liabilities:
              Trade accounts receivable                                     (120,589)        (619,338)
              Other current assets                                          (397,980)          38,218
              Accounts payable                                              (280,830)        (886,649)
              Accrued expenses                                              (608,691)         161,539
              Deferred revenue                                                    --          (58,909)
                                                                         -----------      -----------
                 Net cash provided by (used in) operating activities         197,647         (583,334)
                                                                         -----------      -----------

Investing activities:
     Purchases of equipment                                                 (369,183)        (141,751)
     Proceeds from sale of fixed assets                                           --           12,336
     Investment in healthcare technology company                             100,000         (309,626)
     Acquisition of HealthStar, Inc.                                              --       (6,000,000)
                                                                         -----------      -----------
                 Net cash used in investing activities                      (269,183)      (6,439,041)
                                                                         -----------      -----------
Financing activities:
     (Increase) decrease in other assets                                      19,006         (449,915)
     Net proceeds from line of credit                                        350,000          300,000
     Net proceeds from (payments on) on long-term debt                      (425,000)       2,475,660
     Issuance (redemption) of convertible debt                            (1,000,000)       4,000,000
     Proceeds from issuance of common stock                                1,000,000               --
                                                                         -----------      -----------
                 Net cash provided by (used in) financing activities         (55,994)       6,325,745
                                                                         -----------      -----------
Net decrease in cash and cash equivalents                                   (127,530)        (696,630)

Cash and cash equivalents at beginning of year                               199,466          896,096
                                                                         -----------      -----------
Cash and cash equivalents at end of year                                 $    71,936          199,466
                                                                         ===========      ===========
Supplemental financial disclosure:

     Interest paid                                                       $   345,738          106,730
                                                                         ===========      ===========
     Income taxes paid                                                   $   220,737            1,205
                                                                         ===========      ===========
Supplemental disclosure of noncash financing activities:

     Settlement on convertible debenture                                 $ 3,000,000               --
                                                                         ===========      ===========

See accompanying notes to consolidated financial statements.

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

(1)    DESCRIPTION OF BUSINESS

       HealthStar Corp. (the "Company") is a healthcare management company dedicated to controlling the cost, improving the quality and enhancing the delivery of healthcare services. The Company also provides related products and services designed to reduce healthcare costs. The Company markets and provides programs and services to insurance companies, self-insured businesses for their medical plans, and third parties that administer employee medical plans. These programs and services assist clients in reducing healthcare costs for group health plans and for workers' compensation coverage and automobile accident injury claims. The Company operates its business through its two wholly-owned subsidiaries, HealthStar, Inc. ("HealthStar") and National Health Benefits & Casualty Corporation ("NHBC").

       The Company is the successor company to Champion Financial Corporation ("Champion"), a Utah corporation. Effective November 16, 1998, Champion reincorporated in the State of Delaware. At the same time, Champion merged all of its assets into its newly formed Delaware subsidiary, HealthStar Corp. The effectiveness of this reincorporation has caused
       HealthStar Corp. to continue to operate Champion's business while Champion has ceased to exist.

       Champion acquired NHBC in a business combination accounted for as a reverse acquisition with a publicly-traded shell company on January 1, 1997. In completing the acquisition, Champion issued 2,200,000 shares of common stock for all of the outstanding shares of NHBC common stock. To effect the combination, the fair value of the net tangible assets of Champion were added to the equity of NHBC.

       On January 9, 1997, Champion acquired the outstanding stock of Three Rivers Provider network ("TRPN") through the issuance of 100,000 shares of Champion common stock valued at $.71 a share by an independent appraiser. The business combination was treated as a purchase transaction.

       Champion purchased the outstanding stock of HealthStar on December 12, 1997. The transaction was accounted for under the purchase method of accounting. The purchase price consisted of approximately $6 million cash, 382,500 shares of Champion common stock valued at $9 a share based on prices quoted by a stock exchange, a seller note in the amount of $200,000 and transaction and related costs of approximately $1,245,000. The assets and liabilities of HealthStar at the time of acquisition were adjusted to their fair values. The net assets of TRPN were merged into HealthStar during 1999.

                                       F-5                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

(2)    LIQUIDITY

       The Company's financial statements have been prepared on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has recently experienced certain operating losses and working capital deficits that have affected the Company's liquidity. At fiscal year-end, the Company was not in compliance with the minimum fixed charge coverage ratio and minimum current ratio requirements contained within its bank credit agreement. On June 8, 1999, the Company entered into an agreement with respect to its line of credit and bank note which provides for a waiver covering all periods of noncompliance prior to and including March 31, 1999 and a modification of such agreement. The agreement accelerates the due date of outstanding balances on the line of credit and bank note to November 30, 1999. The agreement also resets the above-mentioned ratios as well as adding an additional minimum earnings covenant for subsequent periods. Based upon unaudited financial statement balances at May 31, 1999, the Company was in compliance with the revised covenants. The Company is actively seeking replacement financing through various sources and relationships with other companies in a related line of business to ensure that adequate resources are available to meet the accelerated deadline of the bank debt. Management believes that these actions and plans will provide sufficient working capital in order for the Company to continue as a going concern.

(3)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    USE OF ESTIMATES

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles.

       (B)    PRINCIPLES OF CONSOLIDATION

              The consolidated financial statements include the financial statements of the Company and its two wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

       (C)    CASH EQUIVALENTS

              The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

                                       F-6                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       (D)    EARNINGS (LOSS) PER SHARE

              The Company adopted Statement of Accounting Standards No. 128 "Earnings per Share" (SFAS 128) during 1997. The Company's Earnings per Common Share (EPS) figures for the prior period were not effected by adoption of SFAS 128. In accordance with SFAS 128, basic EPS is computed by dividing net income, after deducting preferred stock dividends requirements (if any), by the weighted average number of shares of common stock outstanding.

              Diluted EPS reflects the maximum dilution that would result after giving effect to dilutive stock options and warrants and to the assumed conversion of all dilutive convertible securities and stock.

       (E)    FAIR VALUE OF FINANCIAL INSTRUMENTS

              The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Management believes that the recorded amounts of current assets and current liabilities approximate fair value because of the short maturity of these instruments. The recorded balance of long-term debt approximates fair value, as the terms of the debt are similar to rates currently offered to the Company for similar debt instruments.

       (F)    REVENUE RECOGNITION

              Repricing fees are derived from a negotiated percentage of the medical savings generated from customer claims managed by the Company or on a per member per month basis. The percentage of savings fees are recognized as revenue as the Company renders services and notifies the health care provider of their required billings reduction for a specified period of time. The Company receives monthly capitation fees based upon the number of each customer's members regardless of services actually provided.

       (G)    COST OF SERVICES

              The major components of cost of services consist of utilization review, case management, external marketing commissions, and costs associated with electronic transmission of customers' healthcare claims.

       (H)    PROPERTY AND EQUIPMENT

              Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which approximates three years for equipment to seven years for furniture and fixtures. Computer software is amortized over three to five years.

                                       F-7                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       (I)    INTANGIBLES

              Intangibles, which represent the excess of purchase price over fair value of net tangible assets acquired, are amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the intangibles over their remaining lives can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of intangible impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangibles will be impacted if estimated future operating cash flows are not achieved.

       (J)    INCOME TAXES

              The  Company  accounts  for  income  taxes  under  the  asset  and
              liability   method.   Deferred  tax  assets  and  liabilities  are
              recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that a portion of the deferred income tax benefits will not be realized. It is management's opinion that the entire deferred tax benefit may not be recognized in future years. Therefore, a valuation allowance equal to the deferred tax benefit has been established.

       (K)    IMPAIRMENT OF LONG-LIVED ASSETS

              Management reviews the possible impairment of long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

                                       F-8                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       (L)    STOCK BASED COMPENSATION

              The Company applies SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. In accordance with APB Opinion No. 25, compensation expense is recorded on the date an option is granted only if the current market price of the underlying stock exceeds the exercise price.

(4)    PROPERTY AND EQUIPMENT

       A summary of property and equipment by major classification at March 31, 1999 follows:

                 Furniture and fixtures           $   774,193
                 Computer software                    626,225
                 Equipment                          2,109,268
                                                  -----------
                                                    3,509,686
                 Accumulated depreciation          (1,038,000)
                                                  -----------
                                                  $ 2,471,686
                                                  ===========

(5)    DEBT

       Debt consists of the following at March 31, 1999:

       Note payable to Harris Trust and Savings Bank, due
         November 30, 1999, secured by substantially all
         the assets of the Company                                   $ 2,075,000
       Line of credit with Harris Trust and Savings Bank
         with permitted outstanding borrowings of
         $1,500,000, and secured by substantially all the
         assets of the Company                                           650,000
       Unsecured note payable to an individual, interest
         payable monthly at 8%, currently due                            200,000
                                                                     -----------
                                                                     $ 2,925,000
                                                                     ===========

                                       F-9                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       As of March 31, 1999, the Company was in violation of several of the financial covenants required to be met by Harris Trust and Savings Bank ("Harris"). Harris has agreed to a waiver in connection with such violations effective June 8, 1999 upon amending the terms of the Credit Agreement (the "Agreement") by and between the Company and Harris. The amended terms call for payment of $150,000 on both June 30, 1999 and September 30, 1999, with all amounts outstanding payable on November 30, 1999. Interest, which is payable monthly in arrears commencing June 30, 1999, is calculated at the prime rate plus 1.5%. Prior to the amendment, interest had been payable quarterly and was calculated at prime, which was 7.75% at March 31, 1999.

       In connection with the acquisition of HealthStar, Champion issued $4,000,000 Series A 8% Senior Subordinated Convertible Redeemable debentures. On August 31, 1998, $3,000,000 of the debentures were converted into 800,000 shares of common stock and $1,000,000 of the debentures were converted into a promissory note bearing interest at 8%. The promissory note was redeemed in cash on March 31, 1999.

(6)    ACCRUED EXPENSES

       A summary of accrued expenses at March 31, 1999 follows:

                    Salaries and benefits         $  808,768
                    Professional fees                107,817
                    Other                            672,450
                                                  ----------
                                                  $1,589,035
                                                  ==========

(7)    STOCK TRANSACTIONS

       In October 1998, the Company effected a 2-for-1 reverse split of common stock. All common stock data in the accompanying financial statements for all years presented have been retroactively adjusted to reflect the stock split.

       On March 30, 1999, the Company entered into three stock subscription agreements for an aggregate of 400,000 shares at $2.50 per share.

(8)    BUSINESS AND CREDIT CONCENTRATION

       The Company operates in a very competitive market. The Company's success is dependent upon its ability to market to and contract with insurance companies and self-funded companies, to effectively administer and reprice claims, and to expand into new markets and opportunities through acquisition. Changes in the insurance and health care industries, including the regulation thereof by federal and state agencies, may significantly affect management's estimates of the Company's performance.


                                      F-10                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       The allowance for doubtful accounts is based on the creditworthiness of the Company's customers as well as consideration for general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

       The Company's customers are located throughout the United States. In 1999 and 1998 there were no customers whose revenue or accounts receivable exceeded 10% of total revenue or total accounts receivable.

(9)    ACQUISITION OF HEALTHSTAR

       The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the acquisition of HealthStar had occurred at April 1, 1997, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the combination been in effect on the date indicated.

              Total revenues                          $20,328,321
              Net income                                   56,802
              Basic earnings per common share         $       .10


(10)   COMMITMENTS AND CONTINGENCIES

       The Company is obligated under noncancelable operating leases for office space and equipment which expire at various dates during the next eight years. Rent expense under noncancelable operating leases was approximately $1,044,000 and $400,000 in 1999 and 1998, respectively.

       Future minimum lease payments under these leases are as follows:

                                                        OPERATING
                                                          LEASES
                                                        ----------
             Fiscal years ending March 31:
             2000                                       $  943,000
             2001                                          684,000
             2002                                          650,000
             2003                                          661,000
             2004                                          631,000
             Thereafter                                  1,327,000
                                                        ----------
             Total minimum lease payments               $4,896,000
                                                        ==========

                                      F-11                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       On May 13, 1999, the Company settled litigation of a matter that was originally filed against HealthStar prior its acquisition by Champion. In this litigation an individual claimed breach of contract among other charges. The lawsuit was settled for $200,000, which has been included in other accrued liabilities at March 31, 1999.

       The Company is involved in litigation asserted by the previous owner of HealthStar. It is management's opinion that the final outcome of this matter will not materially effect the Company's financial condition.

       The Company is also the subject of various other claims and litigation arising out of the ordinary course of business. In the opinion of management, the Company has adequate legal defenses and the outcome of these matters will not materially effect the Company's financial position.

       The repricing agreements with customer companies and physicians are cancelable at the option of those parties with written notice which varies from 30 to 90 days. Management generally attempts to renegotiate any such canceled agreements. Management believes that there is very little likelihood that there would be cancellations sufficient to have a material adverse effect on the Company's results of operations or financial condition.

(11)   INCOME TAXES

       The utilization of the Company's net operating carryforwards is dependent on the Company's ability to generate sufficient taxable income during the carryforward period. However, in March 1995, there was an ownership change in the Company as defined in Section 382 of the Internal Revenue Code. As a result, the Company's ability to utilize net operating losses and capital losses available before the ownership change is restricted to a total of approximately $46,000 per year.

                                      F-12                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       At March 31, 1999, the Company has available net operating loss carryforwards and capital loss carryforwards for Federal income tax purposes, subject to the limitations discussed above, which may provide future tax benefits expiring as follows:

         EXPIRATION DATE         OPERATING              CAPITAL
                                 --------               --------

              2000               $     --                 48,000
              2001                     --                 78,791
              2002                     --                     --
              2003                     --                     --
              2004                     --                     --
              2005                    459                     --
              2006                201,008                     --
              2007                     --                     --
              2008                     --                     --
              2009                     --                     --
              2010                 11,465                     --
              2011                  1,114                     --
              2012                264,844                     --
                                 --------               --------
                                 $478,890                126,791
                                 ========               ========


       Income tax benefit for the year ended March 31, 1999 consists of:

                                      CURRENT         DEFERRED          TOTAL
                                     --------         --------         --------
U.S. Federal                         $(76,218)              --          (76,218)
State and local                       (18,375)              --          (18,375)
                                     --------         --------         --------
                                     $(94,593)              --          (94,593)
                                     ========         ========         ========




       Income tax expense for the year ended March 31, 1998 consists of:

                                      CURRENT         DEFERRED            TOTAL
                                     --------         --------          --------
U.S. Federal                         $148,504               --           148,504
State and local                        35,801               --            35,801
                                     --------         --------          --------
                                     $184,305               --           184,305
                                     ========         ========          ========

                                      F-13                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

                                                          1999          1998
                                                        ---------     ---------
Computed "expected" federal income tax expense          $ (91,889)      172,859
Expected state income taxes, net of federal benefit       (12,127)       23,629
Expiration of capital losses                              354,273            --
Change in valuation allowance                            (420,642)      (29,632)
Non deductible item                                        (5,520)        8,718
Other                                                      81,312         8,731
                                                        ---------     ---------
                                                        $ (94,593)      184,305
                                                        =========     =========

       The tax effects of temporary differences that give rise to significant portions of deferred tax assets are as follows, there are no material deferred tax liabilities:

                                                      1999              1998
                                                    ---------         ---------
Deferred tax assets:
  Net operating loss carry forward                  $ 186,767           162,823
  Capital loss carryforward                            49,448           351,963
  Reserve for bad debt                                123,856            85,000
  Accrued expenses                                     52,336            44,880
                                                    ---------         ---------
          Deferred tax asset                          412,407           644,666

  Less valuation allowance                           (184,325)         (527,408)
                                                    ---------         ---------
          Net deferred tax asset                      228,082           117,258
                                                    ---------         ---------

Deferred tax liabilities:
  Amortization                                        (83,118)          (22,173)
  Fixed Assets                                       (101,073)          (73,561)
  Prepaid expenses                                    (43,891)          (21,524)
                                                    ---------         ---------
          Deferred tax liability                     (228,082)         (117,258)
                                                    ---------         ---------
          Net deferred tax asset                    $      --                --
                                                    =========         =========

                                      F-14                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       The net change in the total valuation allowance for the year ended March 31, 1999 was $343,083. In assessing the realizability of the deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of a deferred tax asset is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the entire benefit of the deferred tax assets.

(12)   STOCK OPTIONS

       Effective August 18, 1998, the Board of Directors adopted the 1998 Stock Option Plan (the Plan). The Plan allows incentive stock options to be granted to employees only, while non-qualified stock options may be granted to the Company's directors and key personnel and to providers of various services to the Company. Incentive stock options to purchase shares of the Company's common stock must be granted at a price determined by the Board of Directors. The exercise price for individuals granted incentive stock options must be no less than 100 percent of the fair market value.

       Both incentive stock options and qualified stock options may be exercised within five years from the date of grant and vest in two to three years. The Company has reserved 500,000 shares of common stock for grants under the Plan. The Plan is administered by the Board of Directors, which establishes the awards, vesting requirements and expiration dates of options granted.

       The fair value of options granted under the Plan was estimated on the date of grant with vesting periods ranging from two to three years using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 4.3%, expected volatility of 100% and an expected life of five years.

       At March 31, 1999, the Company had 121,000 options outstanding at an exercise price of $2.88.

                                      F-15                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       The Company applies APB Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings
       (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                     MARCH 31,
                                                                        1999
                                                                     ----------

       Net earnings (loss)                         As reported       $ (175,670)
                                                   Pro forma           (193,309)
       Earnings (loss) per share - basic           As reported             (.05)
                                                   Pro forma               (.06)
       Earnings (loss) per share - diluted         As reported             (.05)
                                                   Pro forma               (.06)

       The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of two to three years.

       A summary of the aforementioned stock plan activity follows:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     PRICE PER
                                                   NUMBER              SHARE
                                                  ---------          ---------
       Balances, March 31, 1998                          --            $   --
       Granted                                      141,000              2.88
       Forfeited                                    (20,000)             2.88
                                                  ---------            ------
       Balances, March 31, 1999                     121,000            $ 2.88
                                                  =========            ======

                                      F-16                           (Continued)

                                HEALTHSTAR CORP.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                 March 31, 1999

       A summary of stock options granted at March 31, 1999 follows:

                              OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
            ----------------------------------------------------   ---------------------------------
RANGE OF        NUMBER       WEIGHTED-AVERAGE                          NUMBER
EXERCISE    OUTSTANDING AT      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE AT   WEIGHTED-AVERAGE
 PRICES     MARCH 31, 1999   CONTRACTUAL LIFE    EXERCISE PRICE    MARCH 31, 1999    EXERCISE PRICE
 ------     --------------   ----------------   ----------------   --------------    --------------
 $2.88          121,000           10 years          $ 2.88               --             $ 2.88
             ----------                             ------       ----------             ------
                121,000                             $ 2.88               --             $ 2.88
             ==========                             ======       ==========             ======

(13)   BENEFIT PLANS

       The Company has a defined contribution 401(k) plan for all employees. Under the 401(k) plan, employees are permitted to make contributions to the plan in accordance with IRS regulations. The Company may make discretionary contributions as approved by the Board of Directors. There were no contributions made during 1999 and 1998.

       In August 1998, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan"). Under the terms of the Purchase Plan, employees may purchase a total of up to 500,000 shares of common stock. The purchase price per share is 85% of the lessor of (1) the market value of common stock on the last business day of the purchase period or, (ii) the greater of the market value of common stock for the purchase period and the market value of common stock on the first business day of the purchase period. The first offering period for this plan began April 1, 1999.

                                      F-17